KPMG LLP
Two Financial Center 60 South Street
Boston, MA 02111

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated September 24, 2025, with respect to the financial statements of Allspring LT Large Core ETF and Allspring LT Large Growth ETF, each a series of Allspring Exchange-Traded Funds Trust, as of July 31, 2025, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Boston, Massachusetts September 29, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Lim ited, a private English c ompany limited by guarantee.